DLA Piper LLP (US)
51 John F. Kennedy Parkway, Suite 120
Short Hills, NJ 07078-2704
www.dlapiper.com
Andrew P. Gilbert
andrew.gilbert@dlapiper.com
T 973.520.2553
F 973.520.2573

Partners Responsible for Short Hills Office:
Andrew P. Gilbert
Michael E. Helmer

June 28, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:   Russell Mancuso

Re:                             Liquidia Technologies, Inc.

Amendment No. 4 to Draft Registration Statement on Form S-1

Submitted May 10, 2018

CIK No. 0001330436

Dear Mr. Mancuso:

This letter is submitted on behalf of Liquidia Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4, submitted on May 10, 2018, to the  Draft Registration Statement on Form S-1 confidentially submitted on February 5, 2018 (the “Draft Registration Statement”), as set forth in your letter dated May 25, 2018 addressed to Neal F. Fowler, Chief Executive Officer of the Company (the “Comment Letter”).

The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the comment in the Comment Letter has been reproduced herein with the Company’s response.  For your convenience, we have italicized the reproduced the Staff comment from the Comment Letter.  Unless otherwise indicated, page references in the Company’s responses refer to the Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Revenue From Contracts With Customers, page F-68

1.                                      We note your disclosure here that your research, development and licensing agreements provide for multiple performance obligations. However, it appears from your disclosure on page F-53 that your licenses are not considered distinct performance obligations from other goods or services within your contracts and are accounted for as a single performance obligation. Please revise your disclosure to clarify whether there are multiple promised goods or services that are combined into one combined performance obligation.

Response: The Company acknowledges the Staff’s comment and included additional disclosure on pages F-68 and F-69 of the Registration Statement to clarify that the Company’s obligations are deemed to be one combined performance obligation.

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[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 520-2553.

Sincerely,

DLA Piper LLP (US)

/s/ Andrew P. Gilbert

Andrew P. Gilbert
Partner

Enclosures

cc:                                Neal F. Fowler, Liquidia Technologies, Inc.

David C. Schwartz, Esq., DLA Piper LLP (US)